Exhibit 99.6

SASOL INTEGRATED REPORT 2023 53 INTRODUCTION ABOUT SASOL STRATEGIC OVERVIEW CREATING VALUE GOVERNANCE AND REWARDS PERFORMANCE ADMINISTRATION SASOL CHEMICALS AT A GLANCE // Growing with our unique chemistry Brad Griffith // Executive Vice President: Chemicals Business While the year was difficult, the value we have unlocked progressing our Sasol 2.0 initiatives has made us a more resilient business able to withstand volatile times and better positioned to deliver value to all of our stakeholders over the long term. Overview The results for Sasol Chemicals reflected challenges posed by a combination of difficult market conditions and internal setbacks that we are successfully addressing. The first half of the year was particularly challenging, but we are encouraged by second half improvements in areas within our control, particularly in operational excellence and cash management. The global external environment featured an economic slowdown, decreasing consumer tolerance for inflationary prices resulting in reduced demand, increased energy and feedstock prices, and lingering supply chain difficulties. Although overall demand and supply chain constraints began to improve in the last few months of the fiscal year, prices, unit margins and demand remained below historical levels. Internally, we also experienced operational issues in the United States and South Africa that impacted our ability to supply products to customers. These also improved in the last few months of the year. SALIENT FEATURES Solid safety performance Soft demand in most markets due to global economic conditions Continued supply chain challenges and high energy and feedstock costs Strong operating results in the United States in the second half of the financial year following operational setbacks in first half Production rates adjusted proactively in response to lower demand and to avoid inventory build STRATEGIC FOCUS Sasol Chemicals’ priorities for the year ahead reflect our long-term optimism for the business, balanced with short-term realism regarding the difficult market conditions that we anticipate lasting at least through the first half of the next financial year. Continue to emphasise process safety in our operating facilities and personal safety wherever our work takes place. Unlock cash flow through operational, supply chain and commercial excellence, building on the progress made in the second half of the year. Maintain a relentless focus on managing fixed costs, with every employee acting with an owner’s mindset. Continuously improve our business by simplifying, standardising and digitising our processes and implementing a state-of-the art enterprise resource planning system. Advance our sustainability ambitions, focusing in the near term on integrating renewable electricity into our operations and becoming increasingly energy efficient, and on integrating more low-carbon feedstocks into our supply chain to the extent enabled by market demand. Build a culture of inclusivity and belonging. e year mism hort-term

SASOL INTEGRATED REPORT 2023 54 INTRODUCTION ABOUT SASOL STRATEGIC OVERVIEW CREATING VALUE GOVERNANCE AND REWARDS PERFORMANCE ADMINISTRATION SASOL CHEMICALS AT A GLANCE // Growing with our unique chemistry CONTINUED Safety Sasol Chemicals had a solid safety performance, with all our lagging indicators improving and below targets, except for the fires, explosions and releases severity rate which ended slightly above target. We also implemented technology to enable reporting, risk assessment and incident management. The tracking of leading indicators and combined assurances has provided valuable insights to identify and fix potential issues early. Operating context CHEMICALS AFRICA Our Southern Africa operations, hosted by Sasol Energy, remained the largest contributor to our profitability. Sales volumes were 1% higher than previous year. This despite a planned total East factory shutdown at Secunda site compared to only a phase shutdown last year. The absence of the force majeure declaration on the export of certain chemical products following the flooding in KwaZulu-Natal, South Africa during the last quarter of FY22 further contributed to increased sales volumes although second quarter sales were negatively impacted by strike action at Transnet, South Africa’s state-owned port and rail operator. While supply chain challenges eased in the latter part of the year, they remain a risk to our business, and close collaboration with Transnet continues. The average US$ sales basket price was 10% lower than FY22. This is largely attributable to lower polymer and solvents prices resulting from lower oil prices, weaker global demand, and associated inventory reduction by customers. CHEMICALS AMERICA Both operational and financial performance improved in the second half of the year after a very tough first half when record low margins led to a reduction in ethylene and derivative production rates and associated Base Chemicals’ sales volumes. In addition, Essential Care Chemicals’ volumes were negatively impacted by planned turnarounds as well as the impact of the fire that occurred at the Ziegler alcohol unit at the Lake Charles Chemicals Complex in October 2022 which led to a force majeure declaration on alcohols and derivatives. During the second half of the year the force majeure declaration on alcohols and derivatives was lifted after all sections of the Ziegler alcohol unit started up while ethylene and derivative margins improved allowing production rates to be increased and resulted in monthly production records being set across several units at our Lake Charles Chemicals Complex. The improved margins and production performance saw an improvement in overall profitability although still below levels seen in FY22. Despite tough conditions total sales volumes were 9% higher than FY22 mainly due to the planned ethylene cracker turnaround and improved production performance from the comonomers unit. The average sales basket price was 16% lower than FY22 due to the lower ethylene and derivative prices. CHEMICALS EURASIA Sales volumes within our Eurasia segment were 29% lower than FY22, partly due to the absence of wax volumes within our Performance Solutions division following the disposal of the European Wax business at the end of February 2022. After normalising for the wax transaction, sales volumes decreased by 19% compared to FY22 due to reduced demand and customer destocking across most of our business divisions, while competition increased as supply chain constraints eased post the pandemic. Production rates at several of our units were adjusted proactively in response to this lower demand and to avoid inventory build. Because of the soft market and higher cost of capital experienced across our industry, we see future-proofing Sasol Chemicals by driving continuous improvement and efficiency as a key FY24 priority. While delivering on our Sasol 2.0 commitments, we have unlocked significant value, enhancing our operations and making our business more market-and customer-oriented. Sasol Chemicals is led by an experienced team that has successfully managed through both up and down cycles in our business. Our focus on safety, operational excellence, capital discipline, cost management, customer service and continuous improvement will help ensure that we can deliver results regardless of the cycle and be ready to grow smartly when market conditions improve and opportunities present themselves. OUTLOOK A tough operating environment which improved in the second half of the financial year with better production and supply chain performance in both Africa and America. Market demand in Eurasia however remained weak. The average sales basket price was 4% higher than FY22 reflecting the higher energy costs in Europe because of the Russia/Ukraine war. Energy prices have subsequently decreased but remain volatile and above pre-conflict levels. Overall margins and associated profitability remained under pressure due to weak demand.

SASOL INTEGRATED REPORT 2023 55 INTRODUCTION ABOUT SASOL STRATEGIC OVERVIEW CREATING VALUE GOVERNANCE AND REWARDS PERFORMANCE ADMINISTRATION SASOL CHEMICALS AT A GLANCE // CONTINUED Fighting fires – while protecting the environment The traditional foam products firefighters use against industrial fires save lives and property. But these foams contain toxic, fluorinated surfactants that remain in the environment long after the fire has been extinguished – in fact, forever. Now, thanks to an innovative fluorine-free formulation developed by Sasol Chemicals’ research and development team in Lake Charles, Louisiana, fire departments across the United States may soon be able to switch to a more sustainable and effective product. In response to new rules phasing out older types of foam, Sasol’s team developed a new product in less than 12 months, combining both nonionic and anionic surfactants to create a foam of equal quality and volume as the old fluorine-based options, without the lasting, harmful impacts to the environment. We collaborated with a major customer to demonstrate the product’s effectiveness in a field test and the foam was pilot-tested by a fire department in California. Fire protection foam is a new market for us and an example of how working together with customers to find innovative solutions to today’s challenges can deliver benefits far beyond the bottom line. Market-based solutions for enhanced sustainability Innovation that enables customers to operate more sustainably is a key driver at Sasol Chemicals. For example, Fischer-Tropsch waxes created by our Polymer Additives group are helping producers of building/construction products, automotive parts and packaging achieve faster production rates at lower temperatures, resulting in more sustainable operations. Polyvinyl chloride, commonly known as PVC, is a key component of many building materials, including piping for potable water transport, vinyl siding and windows, and wiring and cable. Using SASOLWAX as a processing agent enables PVC manufacturers to improve production rates by 10% to 25% and reduce the amount of energy used in manufacturing. In addition, polyolefin manufacturers can lower processing temperatures by 20 to 40 degrees Celsius, depending on the end product, reducing energy usage. We are now collaborating with customers on PVC-O, a new form of polyvinyl chloride that uses 50% less material to manufacture while being stronger, more flexible and easier to install and maintain than traditional PVC. PVC-O outperforms all piping materials for the delivery of potable water, and SASOLWAX B-52 is a key processing agent in the manufacture of this next-generation product. Sasol Chemicals is developing optimised catalysts to enable the scale-up of sustainable aviation fuels (SAFs). The aviation industry accounts for about 3% of all human-made emissions. By 2050, emissions from air transportation are expected to grow to around 3,1 billion tons of CO2 annually. Unlike other forms of transportation, however, commercial aviation, with its long-distance flights, cannot rely on electric power as a significant energy source. That is why Sasol Chemicals – together with five German and South African partners – is participating in a consortium known as CARE-O-SENE, collaborating to develop optimised catalysts to use in making green kerosene that can transform the aviation industry. As a global leader in Fischer-Tropsch (FT) catalysts with more than 70 years of related expertise, Sasol Chemicals is ideally positioned to enable CARE-O-SENE to achieve its goal of significantly increasing the process yield of green kerosene by as much as 80% – producing more fuel with the same resource input. The development of novel FT catalysts will be instrumental in converting green hydrogen and carbon dioxide into commercial-scale synthetic fuels such as SAFs. In addition to reducing greenhouse gas emissions, SAFs derived from the FT-production process also lower harmful nitrogen oxides, soot and condensation trails from the jet engine combustion process, which also contribute to global warming. Importantly, the move to synthetic SAFs will require only minimal changes to the aviation industry’s infrastructure. Transforming the fuel that airlines use every day to keep the world moving will require teamwork and innovation. Along with our partners in CARE-O-SENE, Sasol researchers and scientists in Brunsbüttel, Germany, and Sasolburg, South Africa, are working to make that goal a reality. Changing how the world flies With an approach centred on partnership – coupled with innovation derived from our talented employees, unique chemistry and proprietary technology – Sasol Chemicals solves our customers’ biggest challenges and turns problems into opportunities. PROGRESSING A SUSTAINABLE FUTURE SASOL UED Figh The traditio against ind novation d mers’

SASOL INTEGRATED REPORT 2023 56 INTRODUCTION ABOUT SASOL STRATEGIC OVERVIEW CREATING VALUE GOVERNANCE AND REWARDS PERFORMANCE ADMINISTRATION SASOL CHEMICALS AT A GLANCE // Attractive markets; unique opportunities Growing our portfolio Our unique chemistry and asset base give us a distinct advantage in growing our specialty chemical portfolio with high-value, high-margin offerings. By understanding and adapting to evolving consumer and industrial needs, we create growth by extending our product line into new end uses and industries. An example of this line extension is in the renewable power generation market, where we work with customers to develop lubricant packages for wind turbines based on our specialty Guerbet alcohols. Another platform for growth is our feedstock flexibility in our assets in the Americas, Eurasia and Southern Africa. Because of that flexibility, we can continue to offer conventional feedstock-based products that enable waste reduction, enhance efficiency and reduce energy usage – while progressing toward recycled and biomass feedstocks that will be increasingly important to the marketplace. Embedding sustainability We continue to make significant progress in enhancing the sustainability of Sasol Chemicals’ assets while making it possible for our customers – and their customers – to do more with less. That mindset is embedded in our operations, in how we think, and in the creative way we collaborate with our customers. In the years ahead, we will be well-positioned to grow our business through continuous improvement and innovation to help our customers offer products that use less energy, produce less waste and have a smaller environmental footprint. Specialty chemicals are formulated to create a specific effect in an end-use product. They are found in a wide range of industrial and consumer products, including adhesives, cleaning materials, fragrances, lubricants, paints, polymers and personal care products. Specialty chemicals – and the advances they make possible – are vital to our modern way of life. Sasol is at the forefront of developing these highly customisable building blocks for customers across a range of industries. Relationships make a difference Sasol’s long-standing relationships with global customers play a major role in our market leadership. Understanding our customers’ business needs – both short- and long-term – and our employees’ willingness to go above and beyond to provide excellent service make us a partner of choice for the world’s largest manufacturers of fabric, home care, health and beauty products. We pride ourselves on collaborating with customers to help them solve business issues and enhance their product offerings. As our customers have moved to enhance the sustainability of their offerings, they have engaged us to create meaningful solutions, and we have responded. One example is our line of branched alcohols, which enhance the effectiveness of low-temperature laundry washing, requiring less energy. That is just one way we are creating opportunities for our customers and the consumers they serve around the world. In addition, our high-quality calcined coke is a preferred source for battery materials, making us a strategic supplier in a rapidly growing industry. Given our focus on collaboration and teamwork, we have been honoured with supplier awards for our commitment to innovation and sustainability. Sasol Chemicals’ advantages With proprietary technologies, a global asset base and a history of customer-focused innovation, we are uniquely positioned to take advantage of the long-term potential that the specialty chemicals market presents. Our customers benefit from our: • Significant investments in our asset base in China, Europe, South Africa and the United States over the past decade. • Diverse alcohols and surfactants portfolio, the broadest and most customisable in the world. • Innovation ecosystems that focus on high-margin opportunities, including a Ziegler process that has been used in more than 400 customisable specialty aluminas. • 60+ years of knowledge and experience in the Fischer-Tropsch chemicals production, which is critical in the creation of many types of specialty chemicals. • History of innovation, often in cooperation with our customers, to help them create more effective and sustainable end products. PROGRESSING A SUSTAINABLE FUTURE SASOL s y rgin o create ew rs

SASOL INTEGRATED REPORT 2023 57 INTRODUCTION ABOUT SASOL STRATEGIC OVERVIEW CREATING VALUE GOVERNANCE AND REWARDS PERFORMANCE ADMINISTRATION SASOL ENERGY AT A GLANCE // Leading the energy transition in Southern Africa The Energy Business is innovating for a better world by investing and transforming the energy economy in South Africa. We are striving to provide energy security while stimulating the economy in Southern Africa. We see a clear path to support the region by investing in our operations, reducing our greenhouse gas emissions and accelerating the transition to low-carbon feedstocks. Simon Baloyi // Executive Vice President: Energy Operations and Technology Riaan Rademan // Executive Vice President: Mining Priscillah Mabelane // Executive Vice President: Energy Business SALIENT FEATURES Regrettably two fatalities. Our pursuit of Zero Harm remains at the core of our business Heightened focus and decisive action taken to address coal challenges – ‘full potential’ programme initiated and technology solutions under investigation to improve coal quality Advanced programme on culture, diversity and promoting inclusion and belonging in the workplace Produced first green hydrogen from existing assets at Sasolburg complex – a first for South Africa Secured >600 MW of renewable energy; on track for 1 200 MW by 2030 Progressed with the hybrid refinery at Natref Production sharing agreement (PSA) project's initial gas facility completed, within cost and time targets; beneficial operation imminent Made new gas discovery in PT5-C, close to facilities in southern Mozambique Improved convenience offerings for fuel customers; loyalty programme yielding positive results Addressing legal and regulatory challenges Spent R137 million on enterprise supplier development OUR COMPELLING PROPOSITION We are uniquely positioned to convert a wide range of feedstocks into diverse product pools. This allows us to meet the changing energy needs of our customers, leveraging our positions in mining and gas as well as our facilities in Secunda, Sasolburg and Natref. By using South Africa’s endowment of renewable resources, we can offer all South Africans a vision of a just, low-carbon, more sustainable energy future. At the same time, we can assist in putting South Africa on a competitive footing to take its place in the global energy transition.

SASOL INTEGRATED REPORT 2023 58 INTRODUCTION ABOUT SASOL STRATEGIC OVERVIEW CREATING VALUE GOVERNANCE AND REWARDS PERFORMANCE ADMINISTRATION SASOL ENERGY AT A GLANCE // Leading the energy transition in Southern Africa CONTINUED Energy landscape Energy markets are fundamentally shifting towards low-carbon and are impacted by ongoing supply chain challenges and geopolitical tensions. Crude oil prices and refining margins have declined from the highs of 2022 amid an easing of supply uncertainty. In South Africa, supply dynamics have fundamentally shifted with the shutdown of the South African Petroleum Refineries (SAPREF) and Engen Oil Refinery (ENREF), while energy demand has been impacted by frequent loadshedding. Diesel demand has surpassed pre-pandemic levels, driven by power demand and increased use of road freight transport due to constraints in rail logistics. Petrol demand remains weak, with a shift towards work-from-home, high prices and the improved efficiency in technology. The outlook for petrol is not encouraging as sales of smaller and more fuel-efficient passenger cars are likely to continue, exacerbated by hybrid and electric vehicles in the latter part of the decade. Electric vehicles will not require petrol but rather electricity from charging units. A significant part of our product slate is petrol, we are assessing various technological options to mitigate the risk of an oversupply of petrol to the country. The global energy transition is gaining momentum with several partnerships announced. Gas is seen to be a transitionary feedstock and as such we continue with exploration and drilling activities in Mozambique to ensure a sustainable gas supply to external customers and our own operations. Challenging legal and regulatory issues The regulatory and legal landscape is very challenging particularly relating to the uncertainty on the National Energy Regulator of South Africa (NERSA) Maximum Gas Price (MGP) regulation. Despite the impact of rising inflation, higher capital costs and commodity prices, we have charged R68,60/GJ for two years. Sasol submitted FY23 and FY24 MGP applications to NERSA, both of which were published for public comment. We await NERSA's approval of the MGP for both applications. On 11 July 2023, the Competition Commission referred to the Competition Tribunal complaints regarding excessive pricing from certain Sasol Gas customers. Sasol launched review proceedings, currently before the Competition Appeal Court so that the Court may consider NERSA’s jurisdiction to regulate gas prices. As communicated, Sasol’s application in terms of Clause 12A of the Minimum Emission Standards (MES) for alternative emission load basis for sulphur dioxide from the SO boilers has recently been declined by the National Air Quality Officer (NAQO). Sasol appealed the decision to the Minister of Forestry, Fisheries and the Environment and submitted its appeal to the Appeals Directorate on 31 July 2023 as provided for in Section 43(1) of the National Environmental Management Act, 107 of 1998. Decarbonising and developing low-carbon energy solutions In 2023, we made significant progress on the execution of our 2030 greenhouse gas roadmap. Notably, we signed power purchase agreements (PPAs) to procure renewables of more than 600 MW for delivery in 2026 or earlier. We are also investing US$1 billion over the next few years in Mozambique to ensure a stable supply of gas to South Africa while also progressing with several energy efficiency projects. We are shaping the development of South Africa’s green hydrogen ecosystem, which includes applications in fuel cell hydrogen mobility studies to reigniting the steel industry and creating a global sustainable aviation hub at OR Tambo International Airport in Johannesburg. The re-purposing of existing assets presents opportunities to fulfil the growing demand for sustainable products. The prefeasibility study on the Boegoebaai green hydrogen project in the Northern Cape Province has advanced and nearing completion as we await certainty on the port development from Transnet. An update on the port was provided by Transnet in July 2023, however further details are required before the prefeasibility study can be concluded. There has been good momentum by the South African government to develop a green hydrogen economy for South Africa and we are supporting this through various studies. IR Refer to green hydrogen export – Boegoebaai feature, page 60 STRATEGIC FOCUS N OUR PRIORITIES FOR THE YEAR AHEAD REFLECT: Overview The first half of the year was extremely challenging, marked by a combination of coal feedstock, plant reliability and regulatory challenges. We implemented a number of interventions and allocated our best resources to address the issues. As such, we are encouraged by the significant improvement across the business in the second half, particularly operational excellence, gas production, cost containment and cash management. We have exceeded our production, working capital and sales volume forecasts guided to the market across most areas. Our focus on customer centricity remains paramount as we transform the business to low-carbon solutions. The global economic landscape remains volatile, including fluctuating oil and petrochemical prices, an unstable product demand environment and inflationary pressure. In South Africa, the underperformance of state-owned enterprises, loadshedding and socio-economic challenges continue to impact volumes, margins and resultant profitability. Despite this, we were able to increase our sales volumes to the higher yielding margin channels through our Sasol Rewards loyalty programme and improved customer convenience offerings. CT An immediate focus is on safe and reliable operations A reset of our business to maximise profitability in existing operations by increasing production volumes, unlocking cash through operational and commercial excellence and driving a lower cash break even Advancing our decarbonisation ambition to 2030 to reduce greenhouse gas emissions by 30%, integrating 1 200 MW of renewable energy and low-carbon feedstocks into our operations and progressing our green hydrogen projects at a more measured pace Building a culture of diversity, inclusivity and belonging with a One Sasol mindset Safety is a top priority for Sasol Energy. We are focusing on strengthening process safety in our operating facilities, embedding leading indicators in the business and promoting personal safety across the organisation. We believe that Zero Harm is possible. Since 2020, we have taken several steps to reset and position Sasol Energy for long-term success. This includes resizing the portfolio through the divestment of non-core assets; delivering on Sasol 2.0; growing the mobility and commercial businesses which will position us to extend our market leadership by 2030; and building key capabilities. The success of this business is dependent on Mining. Our focus in FY24 therefore remains on improving the quality of coal from Mining. We are far advanced with a technological solution which will reduce the amount of sinks in existing coal supply. We aim to make a final investment decision later this calendar year. IR Refer to Sasol Mining feature, page 61 To remain competitive, we are considering investing in a hybrid refinery at Natref that will bring the first hybrid fuel to the country and comply with Clean Fuels 2 at a low capital investment. IR Refer to Natref feature, page 60 Our focus on the break-even cost at Secunda Operations (SO) remains undimmed and we are investigating options to improve our cost position.

SASOL INTEGRATED REPORT 2023 59 INTRODUCTION ABOUT SASOL STRATEGIC OVERVIEW CREATING VALUE PERFORMANCE GOVERNANCE AND REWARDS ADMINISTRATION RESET ACTIVITIES // SASOL ENERGY AT A GLANCE // Leading the energy transition in Southern Africa CONTINUED In the year, the business recorded an impairment of R35,3 billion relating to the liquid fuels component of the Secunda refinery. The implementation of the emission reduction roadmap (ERR) to achieve a 30% reduction in greenhouse gas emissions by 2030 and comply with the requirements of the Air Quality Act results in lower production volumes post 2030 and as such an impairment was recognised on the liquid fuels component of the Secunda complex. Further, the increasing cost of coal, capital investment to implement the ERR and cost of compliance was included in the impairment calculation. Optimisation of the ERR is ongoing and there are a number of technology and feedstock solutions underway to partially recover volume post 2030 however, the maturity thereof needs to be progressed before it can be incorporated in the impairment calculation. The chemical assets in the Secunda complex however remain resilient given the higher margin yielding products that are produced. In our upstream gas operations in Mozambique, we delivered a strong production performance achieving the upper end of our market guidance range of 111 – 114 bscf. Production was 2% higher than the prior year, underpinned by additional wells being brought online. Construction on the gas supply infrastructure of the PSA project was completed, and we await third party verification to confirm volume estimates before beneficial operation is achieved. We have invested US$530 million in Mozambique in our plateau extension projects, securing future gas supply to South Africa. More recently we had a discovery in PT5-C in Mozambique close to our operations. This was the first discovery for Sasol since 2008. Natural gas and methane-rich gas sales volumes in South Africa were 3% and 1% lower respectively when compared to the prior year due to lower customer demand largely associated with loadshedding. In marketing and sales, we continued to progress our work to place molecules in the highest yielding margin portfolios. Liquid fuels sales volumes for the year was 53,7 million barrels, which is within our market guidance range of 52 – 55 million barrels and 2% lower than previous year. The improved performance in the second half of this year was underpinned by the implementation of our approach to shift volumes to higher margin portfolios in mobility and commercial, and supported by improved customer convenience offerings and marketing initiatives, in turn supported by higher production at SO. We continued to invest in enhancing customer offerings, scaling of the loyalty programme and driving the use of digitalisation. The changing liquid fuels landscape – marked by a decline in demand for petrol and the rapid increase of new entrants into the market – continues to pose a risk to our inland refineries. Safety We are relentless in our commitment to pursuing Zero Harm as an operational reality. Regrettably, we lost two colleagues in work-related incidents – one at Sasol Mining, one at Secunda Operations (SO). Secunda Operations volume improvement plan Over the past 24 months, our production volumes at SO have been significantly impacted by the erratic quality and availability of coal as well as by issues of plant reliability. We implemented comprehensive plans to restore plant stability and have seen a significant improvement since January 2023. To increase productivity, we implemented a ‘full potential’ plan at Mining which – along with additional gas supply into the facility – enabled improved production volumes at SO. Advancing Mozambique gas production We made good progress at our operations in Mozambique where gas production is coming off its plateau in 2028. The drilling campaign was executed safely amid dire weather, including Cyclone Freddy. The team completed five new wells, bringing the total well count to 24. To ensure security of supply to South Africa, the drilling campaign will continue and OUTLOOK we will extend drilling to other areas adjacent to the existing fields. Our exploration also resulted in a positive gas discovery in PT5-C, which is in southern Mozambique with closer integration to our existing facility. Delivery of Sasol 2.0 COST MANAGEMENT – We made progress in delivering on our Sasol 2.0 targets by focusing on efficiency, digitalisation and by challenging external spend through dedicated programmes using agile principles and global category benchmarks. We embedded Sasol 2.0 as a way of working and are on track to deliver on the FY25 full ambition target. GROSS MARGIN – We made very good progress in identifying opportunities that increase volumes and margins. These include a review of the product slate from SO as well as improving the operational performance of the production assets. We will continue our efforts and capture higher margins through improved customer offerings and improved yields, efficiencies and throughput. CAPITAL – Our Southern Africa business is capital intensive and in the year we continued to invest in statutory maintenance, a full shutdown at SO, compliance activities and advancing the drilling programme in Mozambique. As such, our capital spend was slightly higher than in prior years. Performance The improvement in our performance in the second half of the year was significant. We have seen a notable improvement in operational reliability and have progressed with the external coal purchasing programme to supplement Mining’s production and meet the coal demand for our Secunda Operations (SO). Secunda Operation’s production increased by 14% in the second half and we exceeded the volume targets communicated in December 2022. The volume recovery plan and demonstrated performance over the past six months confirms our ability to run complex plants efficiently and reliably consistent with our historical performance. This recovery gives us a clear path forward to consistently run our operations at maximum rates. Coal quality however remains a key variable and focus area. We have demonstrated that our asset base in South Africa is strong and can deliver maximum proven volumes with the optimum coal quality. Our asset reliability issues have improved and the run-rates over the past six months demonstrated that the plants are capable of running at historically high production rates. However, we need to focus on fixing the coal quality and have made good progress with a technology solution on which we anticipate taking a final investment decision by the end of calendar 2023. We see the ‘Reset’ as a critical priority for FY24 to build resilience in the business. While delivering on our Sasol 2.0 commitments, we have unlocked significant value by enhancing our operations and making our business more market and customer oriented. We have a highly experienced technical, commercial and marketing team who can navigate through the challenges associated with coal quality, free cash flow generation, legal and regulatory matters and progressing the emission reduction roadmap with technical solutions that are affordable. We see the potential in this business and are excited by the opportunity to reinvent and provide sustainable energy solutions to the country. Our focus in FY24 on safety, operational excellence, capital discipline, cost management, customer service and continuous improvement will help ensure that we can deliver results and be ready to grow smartly when market conditions improve and opportunities present themselves.

SASOL INTEGRATED REPORT 2023 60 INTRODUCTION ABOUT SASOL STRATEGIC OVERVIEW CREATING VALUE GOVERNANCE AND REWARDS PERFORMANCE ADMINISTRATION SASOL ENERGY AT A GLANCE // CONTINUED Sasolburg green hydrogen Focusing on customer experience to grow our mobility channel Green hydrogen export – Boegoebaai Progressing Sasol’s renewable energy programme Natref hybrid refinery PROGRESSING A SUSTAINABLE FUTURE SASOL Renewable energy is a key lever for reducing Sasol’s GHG emissions and moving towards producing products in a more sustainable manner in Southern Africa. In our effort to decarbonise our operations, we aim to procure up to ~1 200 MW of renewable energy by 2030. In January 2023, we signed a long-term power purchase agreement (PPA) for 69 MW of wind-powered renewable power to our Sasolburg Operations. Financial close was achieved in March 2023. This is key to achieving the scaled production of green hydrogen from renewable energy sources at Sasolburg complex, progressing our ambition of a green hydrogen economy in Southern Africa. As part of the decarbonisation of Sasol’s South African value chain, Sasol and Air Liquide jointly signed PPAs for more than 600 MW of renewable energy comprising of solar photovoltaic (PV) and wind with deployment expected from 2025. Natref is a joint venture between Sasol (64%) and TotalEnergies (36%). Our share out of the refinery is ~3 billion litres of fuels and related product s per annum. This refinery uses crude oil to produce liquid fuels. In response to the tighter Clean Fuel specifications (CF2) and high carbon intensity of the product, we are considering investing to convert the refinery to a hybrid (crude and biofuels) green facility. This provides an e-fuel solution for the country and will aid in reducing emissions while at the same time complying with CF2. Our customers, particularly in the mining sector, are demanding a low-carbon intensity fuel and this hybrid solution could address expectations. The initial investment was estimated to be R9 – 11 billion to meet the CF2 compliance requirements however, through innovation and technology, we are advancing with a low-carbon solution. We are working to decarbonise and repurpose Sasolburg complex’s grey assets to produce green hydrogen and derivatives. This entails producing first-to-market green hydrogen at scale to stimulate local demand and catalyse local industry value chains (including fuel cells). We have three focus areas: pilots and demonstrations; green hydrogen mobility; and studies to repurposing Sasolburg Operations. We produced the first green hydrogen from our Sasolburg assets in June 2023 by converting an existing chlor-alkali electrolyser, powered by greenfield renewable energy, to produce green hydrogen. Further, while construction of the 69 MW renewable energy wind farm (via the PPA) is under way, the team designed and implemented our own solar PV plant on site to be able to produce green hydrogen in June 2023. This demonstrates the innovation and skill of our people and ability to consider building our own solar PV renewables. The Boegoebaai Green Hydrogen Hub is part of South Africa’s national Green Hydrogen programme to produce low-cost green hydrogen for the export market. Situated in the Northern Cape, the project is well-located for accessing export markets through a new deepwater port (to be developed by private-sector partners under a process initiated by Transnet in 2022) to serve the green hydrogen and mining industries. In 2021, Sasol signed a Memorandum of Understanding with the Northern Cape provincial government to lead a prefeasibility study exploring the potential for the region to serve as an export hub for green hydrogen derivatives. It is expected that, initially, Boegoebaai exports will focus on green ammonia (a rapidly expanding global market as a wide range of value chains need to move away from the grey equivalent). The prefeasibility study on the Boegoebaai green hydrogen project has advanced and is nearing completion as we await certainty on the port development from Transnet. Sasol is supporting the Northern Cape government’s masterplan to develop the region as a green hydrogen industrial cluster. SASOL REWARDS 1 234 5678 91 01 1121 Call us: 031 001 5703 sasolrewards.co.za Our focus is to change the Sasol forecourt from a typical fuel station to an omni-channel customer experience. As customer demands are changing, we too need to innovate and offer our customers a differentiated service that focuses on convenience, loyalty to enable cash back with the customer and strategic partnerships where customers can benefit. Sasol Rewards The Sasol Rewards programme ended the year with 1,3 million registered customers. Since April 2022 launch, our customers earned points valued at R219 million. Best forecourt and convenience stores Sasol was awarded Best Convenience Store and Best Forecourt in the Petrol Station Industry category at the Ask Afrika Orange Index® 2022/23 Awards. The Pantry by Marble was named Best Forecourt Store in the recent Best of Joburg Readers’ Choice Awards to honour how Sasol and The Pantry have revolutionised the fuel-stop shopping experience.

SASOL INTEGRATED REPORT 2023 61 INTRODUCTION ABOUT SASOL STRATEGIC OVERVIEW CREATING VALUE GOVERNANCE AND REWARDS PERFORMANCE ADMINISTRATION SASOL ENERGY AT A GLANCE // Sasol Mining * ‘Non-coal’ or inorganic rock within Run-of-Mine (ROM) coal with a relative density >1.95 Our operations Sasol’s Sigma Colliery was established at Sasolburg in 1950, initially producing 2 Mt a year, with production peaking at 7,4 Mt in 1991. Coal mining activities in Secunda started in 1975 and we currently produce approximately 32 Mt per annum at our five Secunda mines and 1,2 Mt at Sigma’s Mooikraal Colliery – making us the third-largest coal producer in South Africa. To supplement our production volumes and improve the coal quality blend, we purchase coal from the neighbouring Isibonelo Colliery in Secunda, as well as from other coal producers. Our customers Coal supplied to SO from our Secunda collieries is mainly used as gasification feedstock and to generate electricity. Our Sigma Mooikraal Colliery supplies coal to the Sasolburg complex for the generation of electricity and steam. Coal from our Thubelisha Colliery is beneficiated at our Twistdraai Export Plant in Secunda, generating high-value thermal coal which is exported to international power-generation customers. RESET ACTIVITIES // Safety Safety remains our indisputable priority. After the tragic fatalities that occurred in the past few years, we are making good progress in implementing our safety remediation programme and addressing findings from high-severity incidents. The programme includes technical and cultural interventions, with a focus on humanising safety through a bottom-up employee engagement approach. We are seeing a positive impact of the culture change towards high care and high standards with more employees taking ownership at the coalface and speaking up on safety issues. We are encouraged by the positive trend. Long-term coal deployment We are evaluating various alternatives to address coal supply when the Thungela coal sales agreement for Isibonelo Colliery comes to an end in June 2025. A decision on the best option will be taken during FY24. The planned reduction in coal usage from 2030 has been incorporated into our long-term mining complex deployment and coal sourcing plans and production from existing mines is aligned with the long-term coal demand profile. ‘Full potential’ programme To improve productivity we implemented the first phase of our ‘full potential’ programme at Syferfontein Colliery from January 2023, noting incremental improvements in productivity and the quality of the coal delivered. The programme’s objective is to improve productivity and realise the potential of our mines and focus on optimising and embedding safe production processes, capability upliftment and prioritising basic mining process skills. The initiative was prompted by a range of factors influencing productivity in the broader South African coal mining industry. These include coal resource depletion; mining progressing into geologically challenging areas; improved safety standards requiring a significant increase in roof support; and shortages in underground coal mining skills. We are on track with the phased roll-out. Implementation at our four remaining Secunda collieries will commence in the first half of the new financial year and is planned to be completed by the end of June 2024. In the meantime, we are continuing with complex-wide initiatives to improve cutting time and reduce production losses. Coal quality Since 2020, there has been a structural shift of increased ash and sinks* in the coal we have delivered. We have an enhanced understanding of these coal-quality issues and are working to rectify them through a combination of interventions, namely improving in-section quality controls; securing better quality coal through external coal purchase contracts; and implementing technological solutions. Technological solutions such as coal destoning have the potential to become major enablers for better value chain performance by reducing ash and sinks* content. We will continue with operator training to improve quality awareness; implementing mechanical horizon control technologies on our in-section mining equipment; and improvements in our coal quality sampling processes. Our Integrated Quality Management centre will leverage digital and Artificial Intelligence technologies to influence the blending of coal at mine source and improve the quality of the overall blended product. Cost management To realise cost savings we have established a dedicated cost task team focusing on pinpointing and implementing cost management measures. To support the stability and resilience of our South African value chain, we will continue with initiatives to improve the performance of our Mining operations. We aim for the continuous supply of suitable coal so that Secunda Operations (SO) can achieve its production targets. Maintaining a healthy stockpile level and improving coal quality through operational controls and external coal purchases are key. Mining productivity in the year declined due to unplanned safety and operational stoppages in the first half. In the second half, productivity and coal quality delivered to SO improved, albeit at a slower pace than planned. Nevertheless the coal stockpile remained above our target throughout the year, which supported consistency in coal blending and supply to SO. In the last quarter, the stockpile increased to end the year at 2,0 mt. To supplement volumes from our Secunda collieries and improve overall coal quality, we increased external coal purchases by 9% compared to 2022. Export sales were lower mainly because of logistical challenges and the diversion of export coal to SO. PROGRESSING A SUSTAINABLE FUTURE SASOL

SASOL INTEGRATED REPORT 2023 62 INTRODUCTION ABOUT SASOL STRATEGIC OVERVIEW CREATING VALUE GOVERNANCE AND REWARDS PERFORMANCE ADMINISTRATION SASOL ecoFT AT A GLANCE // Developing sustainable aviation fuel ventures globally using our advantaged FT technology Marius Brand // Executive Vice President: Sasol 2.0 Transformation Airline manufacturers and operation alike are favouring drop-in sustainable aviation fuel (SAF) solutions with minimum engine and infrastructure adaptation requirements. Sasol’s Fischer-Tropsch technology can provide such SAF solutions based on our proven technology and wealth of project and operational experience. Overview Our 70-year-old institutional knowledge in applying Fischer-Tropsch (FT) technology to produce synthetic fuels and chemicals can provide sustainable aviation fuel (SAF) solutions that have exceptional abatement characteristics as well as feedstock adaptability, and in the future can be produced from almost unlimited sustainable feedstocks as renewable energy costs are expected to become increasingly more competitive. The global power-to-X (PtX) market, which is a combination of power-to-liquids and power-to-chemicals technology, is developing rapidly through increasing demand for SAF. It presents a global growth opportunity as power-to-liquids is likely to be one of the first and most attractive applications of our FT technology. Our FT technology has scalable potential as it provides solutions in hard-to-abate sectors. Having led the industry in large-scale FT technology applications, we are well positioned to succeed in the emerging SAF market. We will do this by providing differentiated solutions across the globe and playing a key role in the defossilisation/decarbonisation of the aviation industry. This, as drop-in aviation fuels are deemed to be the preferred long-term energy solution for long-distance flights. Operating context Sustainable aviation fuel is seen as an essential lever in the decarbonisation of the aviation sector. Globally, considerable advances have been made in providing the enabling policy and regulatory environment for SAF. The European Union is setting standards through its renewable energy directive (RED) and SAF-specific policies like ReFuelEU, which specifies SAF blending mandates and tax penalties for fossil jet fuel use. These standards could influence global regulatory guidelines and mandates. Sasol participates in policy consultation platforms in the European Union, United States, United Kingdom and Canada. These advocate for a level playing field that will allow more SAF solution providers to participate in the fast developing global SAF market. In the United States and European Union the level of ambition for the reduction of greenhouse gases in the aviation transport sector is favourable for Sasol ecoFT’s feasibility project studies. * Net Zero for Sasol is to significantly reduce emissions to the point where only hard-to-abate emissions remain or are zero. Any residual emissions will be neutralised using carbon dioxide removal offsets OUTLOOK We are committed to accelerate our transition to a low-carbon world in support of the objectives of the Paris Agreement and our ambition to achieve Net Zero* emissions by 2050. We are driving our intention to produce low-carbon fuels and chemicals globally through Sasol ecoFT. This will help us build sustainable businesses and leverage our advantaged FT technology. Sasol ecoFT’s focus is to develop, build and operate assets that produce SAF and market the products globally. We are driving efforts to maximise catalyst yields and maintain operational efficiencies of our complex integrated facilities. By reinforcing strong value chain partnerships, we aim to deliver value through licensing our FT technology. STRATEGIC FOCUS The production costs for sustainable fuels and chemicals will remain higher than existing alternatives. As a result, financing will be a challenge and fuel producers will need public funding in the initial phase of developing the industry if they are to meet future demand. Initially, the emerging industry will rely on legislated blending mandates and grant funding from governments, although country-specific CO2 commitments and regulatory frameworks are driving demand for both sustainable fuels and chemicals. celerate our on world in support of OC erate our CUS

INTRODUCTION ABOUT SASOL STRATEGIC OVERVIEW CREATING VALUE PERFORMANCE GOVERNANCE AND REWARDS ADMINISTRATION

SASOL ecoFT AT A GLANCE // CONTINUED

PROGRESSING A SUSTAINABLE FUTURE SASOL

Exploring new value pools



We accelerated the exploration of new value pools to strengthen our competitive advantage. We also established several new key relationships with players across the value chain. Our focus is to create a diversified and resilient portfolio of SAF asset opportunities in attractive geographies with competitive feedstock offerings. These include abundant renewable energy and supportive regulatory dispensations.
We are pursuing prefeasibility studies in the United States and feasibility studies in Europe to accelerate the development of SAF asset opportunities and to support our proprietary FT technology. Managing capital demands and mitigating risk exposure, Sasol ecoFT has from inception focused on pursuing partnerships through co-ownership models, coupled with grant funding for the development and execution of projects.

The Inflation Reduction Act (IRA)

In the United States, we prioritised a number of new opportunity assessments based on the supportive regulatory landscape emanating from the Inflation Reduction Act (IRA). These included power-to-liquids and biomass power-to-liquids FT opportunities.
The IRA lowers the costs of adopting clean technologies and accelerates the deployment of clean electricity generation, electric vehicles and several emerging technologies, including carbon capture and hydrogen. We are considering an early United States SAF market entry play, using hydroprocessed esters and fatty acids (HEFA) technology.


Inflation Reduction Act

Joint venture established with Topsoe*

Sasol and Topsoe, leaders in greenhouse gas emission reduction technologies, signed a landmark agreement to establish a 50/50 joint venture, solidifying a commitment to produce SAF and contribute to global efforts in combatting climate change. The joint venture* will go beyond the unique combination of technologies, capabilities and deep industry experience, to lay the foundation for industrial-scale SAF production facilities.

The aspiration is to develop, build, own and operate SAF assets and market sustainable aviation fuels derived primarily from non-fossil feedstocks, utilising green hydrogen, sustainable sources of CO_2 and/or biomass with a specific focus on Sasol's FT and Topsoe's related technologies.

The joint venture will seek partnerships with feedstock suppliers, technology and service providers, and long-term customers to develop projects in geographies with favourable policy and regulatory environments.

* Subject to approval by relevant authorities



Expanding licensing structures

We signed several 'Single Point Licence studies' with third parties for our FT and Topsoe's hydrocracking technology solutions. One opportunity in Denmark entered the front-end engineering phase.

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